UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Tessera Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88164L100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,498,550
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,498,550
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,291
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 555,291
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 147,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 147,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 147,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 147,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 147,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 147,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,075,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,075,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,075,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,075,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,075,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,075,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,075,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,075,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON TUDOR BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON GEORGE CWYNAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,060
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,060
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON GEORGE RIEDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON DONALD STOUT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(v)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(vi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(viii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(x)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 88164L100

(xii)
Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and who is a nominee for the Board of Directors of the Issuer (the “Board”);

(xiii)	Tudor Brown, who is a nominee for the Board;

(xiv)	George Cwynar, who is a nominee for the Board;

(xv)	Thomas Lacey, who is a nominee for the Board;

(xvi)	George Riedel, who is a nominee for the Board; and

(xvii)	Donald Stout, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” In connection with the Settlement Agreement defined and described in Item 4 below, the Issuer has agreed to nominate, and support the election of Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George A. Riedel and Donald E. Stout to the Board of Directors of the Issuer (the “Board”), at the Issuer’s 2013 annual meeting of stockholders (the “2013 Annual Meeting”), and Starboard V&O Fund has withdrawn its nomination of Messrs. Feld, Brown, Cwynar, Lacey, Riedel and Stout, director nominees of Starboard V&O Fund for election to the Board. Accordingly, Messrs. Brown, Cwynar, Lacey, Riedel and Stout are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

(b)           The address of the principal office of each of Starboard LLC, Starboard C LP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  Mr. Brown’s principal business address is Hillstead, Hinton Way, Great Shelford, Cambridge CB22 5AN, United Kingdom. Mr. Cwynar’s principal business address is 293 Kingsmere Road, Chelsea, Quebec, Canada J9B 1G8. Mr. Lacey’s principal business address is c/o G2 Technology, Inc., 1900 McCarthy Boulevard, Suite 412, Milpitas, CA 95035. Mr. Reidel’s principal business address is 1 Meadowbrook Road, Weston, MA 02493. Mr. Stout’s principal business address is 1300 North Seventeenth Street, Suite 1800 Arlington, Virginia 22209.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Brown is currently engaged in assisting companies operating in the Far East.  Mr. Cwynar’s principal occupation is serving as a consultant offering strategic and operational guidance, mentoring and executive coaching to small and mid-sized companies. Mr. Lacey serves on the board of directors of publicly-traded International Rectifier Corporation, a leader in power management technology, and DSP Group, Inc., a publicly-traded leading global provider of wireless chipset solutions for converged communications. Mr. Reidel’s principal occupation is serving as Chairman of the Board of Montreal-based Accedian Networks and serving on several boards including PeerApp and Blade Network Technologies. Mr. Stout is a senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP.

CUSIP NO. 88164L100

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Lacey, Riedel and Stout are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein. Mr. Brown is a citizen of the United Kingdom.  Mr. Cwynar is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,498,550 Shares beneficially owned by Starboard V&O Fund is approximately $37,959,962, excluding brokerage commissions.  The aggregate purchase price of the 555,291 Shares beneficially owned by Starboard LLC is approximately $8,436,927, excluding brokerage commissions. The aggregate purchase price of the 147,375 Shares beneficially owned by Starboard C LP is approximately $2,640,021, excluding brokerage commissions. The aggregate purchase price of the 873,784 Shares held in the Starboard Value LP Account is approximately $13,308,189, excluding brokerage commissions.

The Shares owned by each of Messrs. Brown, Cwynar, Lacey, Riedel and Stout were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,115 Shares beneficially owned by Mr. Brown is approximately $20,063, excluding brokerage commissions. The aggregate purchase price of the 1,060 Shares beneficially owned by Mr. Cwynar is approximately $19,638, excluding brokerage commissions.  The aggregate purchase price of the 850 Shares beneficially owned by Mr. Lacey is approximately $15,844, excluding brokerage commissions.  The aggregate purchase price of the 1,400 Shares beneficially owned by Mr. Riedel is approximately $25,288, excluding brokerage commissions.  The aggregate purchase price of the 1,090 Shares beneficially owned by Mr. Stout is approximately $19,502, excluding brokerage commissions.

CUSIP NO. 88164L100

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On May 22, 2013, Starboard (as defined in the Settlement Agreement) and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed that immediately after the execution of the Settlement Agreement, the Board would take all necessary actions to: (i) cause Robert J. Boehlke and Anthony J. Tether to resign from the Board effective immediately; (ii) increase the size of the Board from eight to 12 members; (iii) appoint Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George A. Riedel and Donald E. Stout (collectively, the “Starboard Nominees”) to the Board to fill the vacancies on the Board; and (iv) nominate the Starboard Nominees, in addition to John Chenault, Richard S. Hill, Christopher A. Seams and Timothy J. Stultz  (collectively, the “Company Nominees”, and together with the Starboard Nominees, the “Revised Slate of Nominees”) for election to the Board at the 2013 Annual Meeting as directors with terms expiring at the Issuer’s 2014 annual meeting of stockholders.  The Issuer also agreed to recommend, support and solicit proxies solely for the election of the Revised Slate of Nominees at the 2013 Annual Meeting.

Additionally, the Issuer agreed that promptly following the conclusion of the 2013 Annual Meeting, the Board will take all action necessary to: (i) decrease the size of the Board from 12 to 10 members; (ii) appoint one of the Starboard Nominees, selected by Starboard in its sole discretion, as interim Chief Executive Officer of the Issuer; (iii) appoint Richard S. Hill as the Chairman of the Board; (iv) appoint an Audit Committee consisting of John Chenault as Chair and a majority of Starboard Nominees; (v) appoint a Compensation Committee consisting of Timothy J. Stultz as Chair and a majority of Starboard Nominees; and (vi) appoint a Nominating Committee consisting of a Starboard Nominee as Chair and a majority of Starboard Nominees.

The Issuer and Starboard agreed that the Nominating Committee will undertake an evaluation and identification of potential candidates for appointment as the permanent Chief Executive Officer of the Issuer (the “Successor CEO”), and will be responsible for recommending to the Board the appointment of the Successor CEO.  The Issuer agreed that, following the appointment of the Successor CEO, the Board will take all action necessary to appoint the Successor CEO to the Board.  Concurrently with the appointment of the Successor CEO to the Board, the Board will accept the resignation from the Board of one of the Company Nominees other than Richard S. Hill, in accordance with a previously delivered resignation letter.

Pursuant to the terms of the Settlement Agreement, Starboard agreed to withdraw its nomination letter to the Issuer, dated December 21, 2012, and not to (i) nominate any person for election at the 2013 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2013 Annual Meeting, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2013 Annual Meeting, or to permit any of its affiliates or associates, or to encourage any other stockholder of the Issuer, to take any such actions.  Starboard also agreed to appear in person or by proxy at the 2013 Annual Meeting and vote all shares of common stock of the Issuer beneficially owned by it and its affiliates in favor of the Revised Slate of Nominees for election to the Board and for each other proposal to come before the 2013 Annual Meeting in accordance with the Board’s recommendation.

CUSIP NO. 88164L100

On May 23, 2013, the Issuer and Starboard jointly issued a mutually agreeable press release announcing the terms of the Settlement Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,761,636 Shares outstanding, as of April 12, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on May 22, 2013, Starboard V&O Fund beneficially owned 2,498,550 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 2,498,550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,498,550
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on May 22, 2013, Starboard LLC beneficially owned 555,291 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 555,291
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 555,291
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on May 22, 2013, Starboard C LP beneficially owned 147,375 Shares.

Percentage: Less than 1%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 147,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,375
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 147,375 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 147,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,375
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 147,375 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 147,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,375
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on May 22, 2013, 873,784 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,498,550 Shares owned by Starboard V&O Fund, (ii) 555,291 Shares owned by Starboard LLC, (iii) 147,375 Shares owned by Starboard C LP and (iv) 873,784 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 4,075,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,075,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,498,550 Shares owned by Starboard V&O Fund, (ii) 555,291 Shares owned by Starboard LLC, (iii) 147,375 Shares owned by Starboard C LP and (iv) 873,784 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,075,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,075,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,498,550 Shares owned by Starboard V&O Fund, (ii) 555,291 Shares owned by Starboard LLC, (iii) 147,375 Shares owned by Starboard C LP and (iv) 873,784 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,075,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,075,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 88164L100

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,498,550 Shares owned by Starboard V&O Fund, (ii) 555,291 Shares owned by Starboard LLC, (iii) 147,375 Shares owned by Starboard C LP and (iv) 873,784 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,075,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,075,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,498,550 Shares owned by Starboard V&O Fund, (ii) 555,291 Shares owned by Starboard LLC, (iii) 147,375 Shares owned by Starboard C LP and (iv) 873,784 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,075,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,075,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Brown

(a)	As of the close of business on May 22, 2013, Mr. Brown beneficially owned 1,115 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,115
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 88164L100

(c)	The transactions in the Shares by Mr. Brown during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Mr. Cwynar

(a)	As of the close of business on May 22, 2013, Mr. Cwynar beneficially owned 1,060 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,060
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,060
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Cwynar during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Mr. Lacey

(a)	As of the close of business on May 22, 2013, Mr. Lacey beneficially owned 850 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 850
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lacey during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Riedel

(a)	As of the close of business on May 22, 2013, Mr. Riedel beneficially owned 1,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,400
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Riedel has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 88164L100

O.	Mr. Stout

(a)	As of the close of business on May 22, 2013, Mr. Stout beneficially owned 1,090 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,090
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Stout during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 4,080,515 Shares, constituting approximately 7.7% of the Shares outstanding, are reported in this Amendment No. 4.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On May 22, 2013, Starboard and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 23, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

99.1	Settlement Agreement, dated as of May 22, 2013, by and among Starboard and Tessera Technologies, Inc.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value and Opportunity C LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated May 23, 2013.

CUSIP NO. 88164L100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George Riedel and Donald Stout

CUSIP NO. 88164L100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

7,246	18.7861	04/25/2013
21,554	19.3408	04/26/2013
14,400	19.7120	05/01/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

1,585	18.7861	04/25/2013
4,715	19.3408	04/26/2013
3,150	19.7120	05/01/2013

STARBOARD VALUE AND OPPORTUNITY C LP

1,032	18.7861	04/25/2013
3,068	19.3408	04/26/2013
2,075	19.7120	05/01/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

2,717	18.7861	04/25/2013
8,083	19.3408	04/26/2013
5,375	19.7120	05/01/2013

TUDOR BROWN

515	19.2100	04/17/2013

DONALD STOUT

509	19.1485	04/25/2013

THOMAS LACEY

350	19.9390	04/29/2013

GEORGE CWYNAR

480	20.4200	05/07/2013